Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

October 27, 2017

A speech given by

Professor Dr Aldo Belloni

Chief Executive Officer of Linde AG

at the Autumn Press Conference

on 27 October 2017

in Munich

Check against delivery.

Ladies and gentlemen,
 I’d like to welcome you warmly to this year’s autumn press conference. I’m delighted to have the opportunity to tell you in person how we have performed over the past nine months and where we are in the merger process.

First of all, I’d like to present you with our 9-month figures.

In the first three quarters of the year, we generated Group revenue from continuing operations (that is, excluding cooling logistics service provider Gist) of EUR 12.864 bn, which was 2.7 percent more than the revenue for the prior-year period. Operating profit from continuing operations rose by 3.8 percent to EUR 3.151 bn. As a result, we have been able to confirm our outlook for the full year 2017.

I am pleased to report that, at 24.5 percent, the Group operating margin was higher than the figure for the first nine months of 2016 of 24.2 percent. Contributing to this improvement were the efficiency measures introduced back in 2016. At last year’s autumn press conference, we gave a presentation on the LIFT programme and I am happy to be able to tell you today that we are right on track with the implementation of these measures. We are satisfied with the capacity utilisation of our plants, and our engineering business has also benefited from the generally favourable economic climate.

Which brings me to the business performance of the individual divisions. Revenue in the Gases Division in the first nine months of 2017 was EUR 11.244 bn, an increase of 2.1 percent when compared with the figure for the prior-year period. After adjusting for exchange rate effects, revenue rose by 1.8 percent. On a comparable basis (after also adjusting for changes in the price of natural gas), the growth in revenue was 1.0 percent. At EUR 3.207 bn, operating profit was 3.5 percent higher than the figure in the first nine months of 2016. Despite higher natural gas prices, the operating margin rose to 28.5 percent.

In the EMEA segment, our revenue in the first nine months of 2017 was EUR 4.386 bn, which was 2.7 percent higher than the figure achieved in the prior-year period. On a comparable basis, revenue increased by 2.9 percent. The operating margin fell only slightly, to 31.5 percent. This was due to the recognition of one-off effects in 2016 such as income from changes to pension plans and profits on disposal of non-current assets totalling EUR 39 m. I would like to stress that positive trends were to be seen in almost all the product areas in the EMEA segment.

In the Asia/Pacific segment, Linde generated revenue in the nine months to 30 September 2017 of EUR 3.273 bn, which was 8.1 percent above the figure for the first nine months of 2016. On a comparable basis, revenue increased by 6.3 percent. Operating profit rose by 15.3 percent to EUR 914 m. We were also able to increase our operating margin in this segment, to 27.9 percent. As far as these figures are concerned, please note that a one-off effect of EUR 70 m from the sale of assets in the second quarter had a positive impact on the operating margin. Having said that, we were able to achieve solid volume and revenue increases, especially in the liquefied gases and on-site product areas.

In the Americas segment, revenue decreased by 3.3 percent in the first nine months of 2017 to EUR 3.719 bn. On a comparable basis, revenue fell by 5.0 percent. Operating profit dropped by 3.9 percent to EUR 910 m and the operating margin was 24.5 percent. We are very pleased with our on-site business and liquefied gases business in North America. But in the Healthcare business in the United States, as we have previously stated, we’re feeling the impact of the price reductions as a result of government tenders. We have already taken appropriate steps to counteract this.

Finally, revenue in our Engineering Division increased by 4.0 percent to EUR 1.809 bn. Operating profit also rose, to EUR 152 m, an increase of 4.1 percent. The operating margin remained at 8.4 percent, thus meeting the target we had set ourselves of around 8 percent. Order intake in the Engineering Division in the nine months to 30 September 2017 was EUR 1.969 bn, which was 24 percent higher than the figure for the prior-year period. The order backlog remained solid at EUR 4.378 bn.

I would now like to make a few remarks about the current status of our planned merger with Praxair.

First of all, I would like to say that we are very happy with the progress of the exchange offer and we judge that the current ratio of shares tendered (67.9 percent) indicates clear approval from shareholders of the planned merger. This is confirmed by the many individual conversations we have had with investors around the world over the past few months. With this interim result, we are now over the 60 percent minimum acceptance ratio that we and Praxair earlier this week have jointly set for the exchange offer. Assuming that the tendering rate is above 60 percent when the acceptance period closes at midnight on the 7th of November, then the offer will be declared successful and an additional acceptance period of 2 weeks will be granted

You may now be asking why we lowered the acceptance threshold from 75 to 60 percent. The answer is quite simple and of a purely technical nature. Reducing the threshold provides those shareholders who have been unable to participate in the exchange offer at an earlier date with the opportunity to tender their shares. Experience shows that this applies to index funds which do not tender their shares until the respective index is adjusted to the tendered share line in the context of the exchange offer. We estimate that 10 to 15 percent of Linde shares are hold by passive investors.

On Wednesday this week, Linde AG shares were replaced in the DAX by the tendered share. If the offer is successful and 60 percent or more of shares are tendered, we expect other indices, such as MSCI, EURO STOXX and FTSE, to also change the class of Linde shares they include, which will mean that passive investment funds will then follow suit.

In our ad-hoc announcement on Monday, we indicated that, even if the new 60 percent acceptance threshold were to be reached, the merger might still fail should the final acceptance ratio be lower than 74 percent. I would like to explain that to you. The crux of the matter is current American tax law. If the final acceptance ratio were to be under 74 percent, there is a risk that Linde plc, which it is intended will be resident for tax purposes in the United Kingdom, would be subject to American taxation. This would give rise to numerous tax risks, which – in the interests of all shareholders – would cause us to not complete the merger.

Why is the relevant figure 74 percent rather than 75 percent? This is a mathematical measure which takes into account the percentage of Linde plc held by Praxair shareholders as well as some additional adjustments necessary for tax purposes. Share options granted by Praxair to employees, for example, play a part here. Other factors to be taken into account are recent share buybacks by Praxair and the dividend policy in the period until the completion of the merger. Should the final acceptance rate be below 74%, Praxair and we would, based on the exact acceptance rate, analyse in detail whether adverse tax consequences are triggered.

Running in parallel with the exchange of shares, the antitrust and regulatory processes are in full swing. We are currently in talks with the appropriate authorities and are making good progress.

So far, we have submitted our merger proposal in several countries and we are in contact with the regulators in other countries so that we can prepare the appropriate applications: for example, we have applied to the authorities in the United States and China. We are also in contact with the European Commission, in order to prepare our application. We have already received antitrust approvals from Pakistan, Paraguay, Russia and Turkey.

I would, however, ask you to appreciate that, while the antitrust investigations are ongoing, we would not like to speculate about their outcome. So far, all the processes have gone as we might have expected from our past experience, when we integrated BOC and AGA into the Group. Our merger team is working very hard, we‘re on schedule and we assume that we will successfully complete the merger in the second half of 2018.
To sum up, we are well on our way as far as the overall project schedule is concerned and we are very confident that we will achieve a high level of approval from all our shareholders.

I’d like to thank you for your kind attention and I’m now happy to take your questions!

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017, published by Linde plc on August 15, 2017, and amended by Linde plc on October 23, 2017 (the “offer document”). Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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